EXHIBIT 99.1

SEADRILL PARTNERS LLC (SDLP) - FOURTH QUARTER 2015 RESULTS

Highlights

•	Operating revenue of $467.2 million

•	Adjusted EBITDA of $308.8 million

•	Cash and cash equivalents of $319.0 million

•	Distribution per unit of $0.25 with a coverage ratio of 5.26x

•	Economic utilization of 99%.

•	Orderbacklog of $4.3 billion and average contract duration of 2.5 years as of February 24th

Financial Results Overview

Total operating revenues for the fourth quarter were $467.2 million, compared to $456.5 million in the third quarter of 2015. The increase in revenues is primarily related to the dayrate increase on the West Aquarius which started in October and performance related bonuses achieved, partially offset by the dayrate reduction on the T-15 and T-16 and a decrease in reimbursable revenues.

Total operating expenses for the fourth quarter were $229.1 million, compared to $247.1 million in the previous quarter. The decrease is primarily due to lower stacking costs for the West Sirius which are currently running at approximately $10k per day and lower reimbursable expenses. General and administrative expenses increased from 10.6 million to $16.2 million reflecting redundancy costs and implementation costs of other cost savings measures.

The net result of the above is that operating income for the quarter was $238.1 million compared to $209.4 million in the preceding quarter.

Financial and other items comprised an expense of $43.7 million for the fourth quarter compared to an expense of $125.4 million in the third quarter primarily due to a non-cash gain on mark-to-market valuation of derivatives of $31.9 million, as compared to a loss of $56.1 million in the third quarter.

Net income before tax was $194.4 million for the fourth quarter compared to $84.0 million in the third quarter.

Income taxes for the fourth quarter were $4.8 million compared to $48.6 million in the third quarter. The decrease is primarily due to the recognition of a deferred tax liability in the preceding quarter related to a change in Nigerian tax law.

Net income attributable to Seadrill Partners LLC Members was $96.2 million for the fourth quarter compared to $21.5 million for the previous quarter.

Distributable cash flow1 was $98.9 million for Seadrill Partners’ fourth quarter as compared to $85.4 million for the third quarter giving a coverage ratio of 5.26x for the fourth quarter.

[1]	Please see Appendix A for a reconciliation of Distributable Cash Flow to net income, the most directly comparable US Generally Accepted Accounting Principles (“US GAAP”) financial measure.

Distribution declared for the period was $0.25 per unit, equivalent to an annual distribution of $1.00.

Commercial Developments

1.	West Vencedor

The West Vencedor secured a three well contract with Petronas in Myanmar which commenced in November. The total revenue potential of the new contract is approximately $27 million.

2.	T-15 & T-16

One year contract extensions were secured for the T-15 and T-16 tender rigs with Chevron Thailand Exploration and Production, Ltd. The contracts will now expire in July and August 2019, respectively. The total backlog of the two contract extensions is approximately $80 million.

As part of the agreement to extend the contracts, the Company agreed to a dayrate reduction on the current contracts, effective from October 1, 2015. As a result, the backlog of the current contracts is reduced by $35 million.

The net effect of this agreement has resulted in an increase of $45 million in total backlog and an additional year of contract coverage for the two units.

3.	West Polaris

The dayrate for the West Polaris has been decreased from $653,000 to $490,000 as part of a commercial agreement with ExxonMobil. Seadrill Partners acquired the unit based on a $450,000 dayrate and pays anything above this rate, net of commissions, to Seadrill in the form of deferred consideration, therefore this has no impact on adjusted EBITDA or backlog.

Seadrill Partners’ orderbacklog as of February 24, 2016 is $4.3 billion and average contract duration is 2.5 years.

Financing and Liquidity

As of December 31, 2015, the Company had cash and cash equivalents, on a consolidated basis, of $319.0 million. Total liquidity for the company stood at $469 million at the year end, reflecting $150 million of undrawn capacity under our two revolving credit facilities.

Interest bearing debt was $3.9 billion as of December 31, 2015. This is comprised of:

Facility	Q4-15	Margin	Maturity	Rig Name
Term Loan B	$2,895.1	L+3%	Q1-2021	West Aquarius
				West Capella
				West Leo
				West Sirius
				West Auriga
				West Capricorn
$440 facility	$138.9	L+3.25%	Q4-2017	T-15
				T-16
$1,450 facility	$382.5	L+2.25%	Q2-2025	West Vela
$420 facility	$315.0	L+2.25%	Q1-2018	West Polaris
Vencedor loan agreement	$57.6	L+2.25%	Q2-2018	West Vencedor
$109.5 vendor financing	$109.5	L+5%	Q2-2016	T-15

Net debt as at December 31, 2015 was therefore $3.6 billion giving a ratio of net debt to annualized adjusted EBITDA2 of 2.9:1.

As of December 31, 2015, Seadrill Partners had interest rate swaps outstanding on principal debt of $3.5 billion, representing approximately 89% of debt obligations as of December 31, 2015. The average swapped rate, excluding bank margins, is approximately 2.25%. The Company has a policy of hedging the significant majority of its long-term interest rate exposure in order to reduce the risk of a rising interest rate environment.

[2]	Annualized Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Annualized means the figure for the quarter multiplied by four. Annualized Adjusted EBITDA is a non GAAP financial measure used by investors to measure performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Market Commentary

The offshore drilling market continues to be oversupplied with multiple drilling rigs chasing the few opportunities that are available. Oil company capital expenditures are expected to decline again in 2016, following two consecutive years of decline. We continue to believe that the majority of rigs with contracts expiring in 2016 will be unable to find suitable follow-on work, many are likely to be idle for a protracted period and consequently cold stacking and scrapping activity will accelerate.

Oil companies continue work on managing their existing rig capacity. They are in many cases overcommitted based on reduced activity levels and there is very little appetite for adding new units. Near term budgetary constraints are the primary focus of many of our customers, with short term cash conservation ranking ahead of long term value generation. However, the near term cost cutting needed to support dividend payments can be expected to negatively impact the long term production profiles of existing development projects.

Although the industry fundamentals are currently subdued, Seadrill Partners is constructive on the long term outlook for the industry and the Company. At today’s oil prices the full cycle cost of many of the hydrocarbon provinces globally are uneconomic. A supply response is inevitable, however it may take some time due to the high degree of sunk costs in producing projects. When also considering the eventual demand response to low prices we can expect to see a rebalancing in the oil markets. Offshore oil fields represent a material portion of most major oil companies’ reserves and their production remains a cost competitive source of hydrocarbons.

While we are insulated to a degree from the challenging near term market with 2.5 years of average contract coverage, we will have three units available during 2017 and we are actively marketing these rigs for extensions or new contracts. Since two of the three units will have been active and ready to work, we believe they will be better positioned to secure new work.

Outlook

Adjusted EBITDA for the first quarter of 2016 is expected to be in excess of $275 million, dependent on uptime and bonuses achieved. Our fourth quarter adjusted EBITDA figure benefited from a high bonus total of $13 million, unlikely to be repeated to the same degree in the first quarter.

With a revenue backlog of $4.3 billion, 2.5 years of average remaining contract term and total liquidity of $469 million, which is forecast to grow by approximately $300 million by the end of 2016, Seadrill Partners is in a strong position to face the current downturn.

February 25, 2016

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
(in $ millions)	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Operating revenues
Contract revenues	$428.7	$403.4	$369.1	$1,603.6	$1,302.7
Reimbursable revenues	8.2	22.7	11.5	49.9	39.9
Other revenues	30.3	30.4	—	88.1	—

Total operating revenues	467.2	456.5	380.6	1,741.6	1,342.6

Operating expenses
Vessel and rig operating expenses	120.2	134.8	117.5	495.5	425.0
Amortization of favorable contracts	19.9	22.9	8.9	66.9	14.8
Reimbursable expenses	7.7	21.6	10.7	45.7	37.9
Depreciation and amortization	65.1	57.2	56.5	237.5	198.7
General and administrative expenses	16.2	10.6	18.1	52.3	51.4

Total operating expenses	229.1	247.1	211.7	897.9	727.8

Operating income	$238.1	$209.4	$168.9	$843.7	$614.8

Financial and other items
Interest income	2.1	1.5	1.0	9.8	3.7
Interest expense	(46.3)	(51.7)	(39.4)	(192.5)	(140.9)
Gain / (Loss) on derivative financial instruments	19.2	(68.5)	(48.4)	(82.9)	(124.9)
Foreign currency exchange (loss) / gain	0.4	4.5	(2.0)	1.6	(3.3)
(Loss)/gain on bargain purchase	(19.1)	(11.2)	—	9.3	—

Total financial items	(43.7)	(125.4)	(88.8)	(254.7)	(265.4)

Income before taxes	194.4	84.0	80.1	589.0	349.4

Income taxes	(4.8)	(48.6)	(10.0)	(100.6)	(34.8)

Net income	$189.6	$35.4	$70.1	$488.4	$314.6

Net income attributable to Seadrill Partners LLC members	$96.2	$21.5	$33.1	$257.2	$138.2
Net income attributable to the non-controlling interest	93.4	13.9	37.0	231.2	176.4
Total units outstanding at the end of the period (in thousands):
Common units (basic and diluted)	75,278	75,278	75,278	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543	16,543	16,543	16,543

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
(in $ millions)	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	319.0	242.7
Accounts receivables, net	278.3	294.5
Amount due from related party	128.1	62.7
Other current assets	166.6	129.3

Total current assets	892.0	729.2

Non-current assets
Drilling units	5,547.3	5,141.1
Goodwill	3.2	3.2
Deferred tax assets	34.2	18.4
Amount due from related party	50.0	—
Other non-current assets	314.4	376.2

Total non-current assets	5,949.1	5,538.9

Total assets	6,841.1	6,268.1

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	93.8	68.9
Current portion of long-term related party payable	238.9	40.4
Trade accounts payable	24.1	7.9
Other related party payables	272.0	275.8
Other current liabilities	217.9	227.4

Total current liabilities	846.7	620.4

Non-current liabilities
Long-term debt	3,440.4	3,156.6
Long-term related party payable	210.2	306.1
Deferred consideration to related party	185.4	111.2
Deferred tax liability	43.7	—
Other non-current liabilities	17.3	29.5

Total non-current liabilities	3,897.0	3,603.4

Total liabilities	4,743.7	4,223.8

Members’ capital:
Common unitholders (issued 75,278,250 units as at December 31, 2015 and as at December 31, 2014)	942.9	913.3
Subordinated unitholders (issued 16,543,350 units as at December 31, 2015 and as at December 31, 2014)	18.2	11.7
Seadrill member interest	3.2	3.2

Total members’ capital	964.3	928.2
Non-controlling interest	1,133.1	1,116.1

Total equity	2,097.4	2,044.3

Total liabilities and equity	6,841.1	6,268.1

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve months ended
	December 31, 2015	December 31, 2014
(in $ millions)	Unaudited	Unaudited
Cash Flows from Operating Activities
Net income	488.4	314.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	237.5	198.7
Amortization of deferred loan charges	20.2	17.6
Amortization of favorable contracts	66.9	14.8
Gain on bargain purchase	(9.3)	—
Unrealized loss on derivative financial instruments	31.8	99.1
Unrealized foreign exchange gain	(1.7)	—
Payment for long term maintenance	(49.8)	(39.1)
Deferred income tax expense / (benefit)	27.9	(8.6)
Accretion of discount on deferred consideration	13.3	—

Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	49.8	(46.3)
Prepaid expenses and accrued income	(1.9)	—
Trade accounts payable	15.3	(10.7)
Related party balances	(29.0)	31.4
Other assets	57.9	9.9
Other liabilities	(45.0)	41.7
Changes in deferred revenue	(12.0)	(14.4)
Other, net	(0.5)	—

Net cash provided by operating activities	859.8	608.7

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	(18.6)	(31.6)
Acquisition of subsidiaries, net of cash acquired	(214.7)	(1,137.7)
Loan granted to related parties	(143.0)	—
Purchase of non-controlling interest in Seadrill Operating LP	—	(373.5)

Net cash used in investing activities	(376.3)	(1,542.8)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Twelve months ended
	December 31, 2015	December 31, 2014
(in $ millions)	Unaudited	Unaudited
Cash Flows from Financing Activities
Net proceeds from long term debt	50.0	2,825.4
Net proceeds from related party debt	143.0	—
Repayments of long term debt	(97.6)	(472.1)
Repayments of related party debt	(40.3)	(1,588.3)
Debt fees paid	(0.8)	—
Contingent consideration paid	(26.6)	—
Repayments of revolving credit facility	—	(125.9)
Repayments of related party discount notes	—	(399.9)
Cash distributions	(435.3)	(660.2)
Proceeds on issuance of common units, net of fees	—	937.8
Proceeds on issuance of units by Seadrill Capricorn Holdings LLC	—	570.3

Net cash (used in) / provided by financing activities	(407.6)	1,087.1

Effect of exchange rate changes on cash	0.4	—

Net increase in cash and cash equivalents	76.3	153.0
Cash and cash equivalents at beginning of the period	242.7	89.7

Cash and cash equivalents at the end of period	319.0	242.7

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling interest	Non- Controlling Interest	Total Members’ Capital
Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6

Purchase of non-controlling interest	(279.6)	—	—	(279.6)	(93.2)	(372.8)

Common units issued to Seadrill and public (net of transaction costs)	937.8	—	—	937.8	—	937.8
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	570.3	570.3
Net income	102.2	26.8	9.2	138.2	176.4	314.6
Cash Distributions	(127.3)	(33.9)	(6.0)	(167.2)	(493.0)	(660.2)

Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3

Net income	200.4	44.1	12.7	257.2	231.2	488.4
Cash Distributions	(170.8)	(37.6)	(12.7)	(221.1)	(214.2)	(435.3)

Balance at December 31, 2015	$942.9	$18.2	$3.2	$964.3	$1,133.1	$2,097.4

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivative financial instruments, foreign exchange gains and losses, maintenance and replacement capital expenditures and other cash and non-cash items. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP. The table below reconciles DCF to net income, the most directly comparable US GAAP measure.

For accounting purposes, in accordance with US GAAP, Seadrill Partners is required to recognize in the statement of operations market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the statement of operations and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF as described below.

Adjusted EBITDA and DCF

	Three months ended
	December 31, 2015	September 30, 2015
(in US$ millions)	Unaudited	Unaudited
Net income attributable to Seadrill Partners LLC members	96.2	21.5

Interest income	(2.1)	(1.5)
Interest expense	46.3	51.7
(Gain)/loss on derivative financial instruments	(19.2)	68.5
Depreciation and amortization	65.1	57.2
Foreign currency exchange loss	(0.4)	(4.5)
Income taxes	4.8	48.6
Loss on Bargain Purchase	19.1	11.2
Non-controlling interest [1]	93.4	13.9
Amortization of mobilization revenue	(4.3)	(5.2)
Amortization of favorable contracts	19.9	22.9
Standby revenue received	0.8	0.8
Mobilization revenue received	8.1	7.1
Deferred consideration payable	(18.9)	(18.5)

Adjusted EBITDA	308.8	273.7

Cash interest income	2.0	1.8
Cash interest expense (including interest rate swap net settlement amounts)	(51.5)	(51.4)
Cash tax paid	(14.7)	(12.2)
Estimated maintenance expenditure [2]	(18.7)	(18.7)
Estimated replacement capital expenditure [2]	(28.8)	(28.8)

Cash flow available for distribution	197.1	164.4

Cash flow attributable to non-controlling interest	(98.2)	(79.0)

DCF	98.9	85.4

Distribution declared	18.8	55.3
Coverage ratio	5.26x	1.54x

[1]	The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.
[2]	Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies, must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Seadrill Partners believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. Seadrill Partners believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in Seadrill Partners and other investment alternatives and (b) monitoring Seadrill Partners’ ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure. Annualized means the figure for the quarter multiplied by four. Annualized amounts are not indicative of historic or future performance.

Net income to Adjusted EBITDA

	Three months ended
	December 31, 2015	September 30, 2015
(in US$ millions)	Unaudited	Unaudited
Net income	189.6	35.4
Depreciation & Amortization	65.1	57.2
Net financial expenses	43.7	125.4
Tax	4.8	48.6
Amortization of mobilization revenue	(4.3)	(5.2)
Amortization of favorable contracts	19.9	22.9
Deferred consideration payable	(18.9)	(18.5)
Standby revenue received	0.8	0.8
Mobilization revenue received	8.1	7.1

Adjusted EBITDA	308.8	273.7

Annualized Adjusted EBITDA	1,235.2	1,094.8